Exhibit 8(h)iii

1ST AMENDMENT TO ADMINISTRATIVE SERVICES AGREEMENT

This First Amendment to the Administrative Services Agreement is effective October 1, 2016 amends the Agreement by and between MEMBERS LIFE INSURANCE COMPANY (“INSURER”) and INVESCO ADVISERS, INC. (“INVESCO”) (collectively, the “Parties”) dated January 1st, 2016.

WHEREAS, Parties wish to amend the agreement pursuant to Section 4; and

NOW, THEREFORE, in consideration of the above premises, the Parties agree as follows:

1.	Section 1 of the agreement is deleted in its entirety and replaced with the following:

Section 1. Administrative Services; Payments Therefor.

(a) INSURER shall provide the administrative services set out in Schedule A hereto and made a part hereof, as the same may be amended from time to time. For such services, INVESCO agrees to pay to INSURER a quarterly fee (“Quarterly Fee”) equal to 0.15% of the average daily net assets of Series I and Series II shares of each Fund, attributable to the Contracts issued by INSURER (“INSURER Fund Assets”).

(b) INVESCO shall calculate the Quarterly Fee at the end of each calendar quarter and will make such payment to INSURER, without demand or notice by INSURER, within 30 days thereafter, in a manner mutually agreed upon by the Parties from time to time.

2.	All other terms and provisions of the Agreement not amended herein shall remain in full force and effect.

3.	Terms used, but not otherwise defined herein, shall have the meaning set forth in the Agreement.

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Exhibit 8(h)iii

IN WITNESS WHEREOF, the Parties have executed this Agreement as of the date of first above written.

MEMBERS LIFE INSURANCE COMPANY

By:	/s/M. Jeffrey Bosco
M. Jeffrey Bosco
Title:	President

Date:	September 19, 2016

INVESCO ADVISERS, INC.

By:	/s/Melissa Roges

Title:	Melissa Roges

Date:	10/10/2016